

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Rebecca Clary
Vice President & Chief Financial Officer
Globalstar, Inc.
1351 Holiday Square Blvd.
Covington, Louisiana 70433

Re: Globalstar, Inc.
Form 10-Q
Exhibit No. 10.1
Filed November 6, 2020
File No. 001-33117

Dear Ms. Clary:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance